DANIEL H. LUCIANO

------------

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND

TELEPHONE

908-832-5546

NEW JERSEY BARS

FACSIMILE

908-832-9601

April 6, 2016

Securities and Exchange Commission

Attn: Celeste M. Murphy

Washington, DC

Re: Arem Pacific Corporation

       Amendment No. 3 to Registration Statement

       Filed December 18, 2015

       File No. 333-207099

Dear Ms. Murphy:

On behalf of our client, Arem Pacific Corporation, a Delaware corporation (the “Company”), we are filing herewith an Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2015 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of  letter dated February 16, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

General

1. We note your response to comment 2 of our prior letter and Mr. Xin Jin’s ownership of other stores bearing the Green Palm Foot Heaven name and signage. Additionally, we note your disclosure in the business section discussing the importance of brand recognition and brand loyalty. Please advise who owns the rights to this trademark and if an agreement is in place for such use. If Arem Pacific is licensing the rights to use the trademark, please consider whether the agreement should be filed as an exhibit to the registration statement. You may wish to refer to Item 601 of Regulation S-K.

Response: In response to the comment, for business continuity purposes, the Company continues to maintain the Green Palm Foot Heaven name and signage for its locations. It will continue to do so for the  near future. In this regard, the Company entered into a Trademark License

Arem Pacific Corporation

Securities and Exchange Commission

Agreement with JNS Family Trust to use the names “Green Palm Foot Heaven” and “Seasense” in their existing locations. The licensor is a family trust of Mr. Jin. The Trademark Licensing Agreement is attached as Exhibit 10.4 of the Amendment. Moreover, after further considering the issue, management revised the disclosure in the Competition section on page 37.

Liquidity and Capital Resources, page 40

2. We note your response to comment 6. Per your revised disclosure hereunder and on page

F-9, Mr. Xin Jim has provided a Letter of Support to the Company pursuant to which he has agreed that such loan of $166,919 as at June 30, 2015 to Sanyi Group Pty Ltd will not be called upon without giving at least 13 months’ prior notice. Notwithstanding, we note that you have made principal payments on such loan during each of the last two fiscal years, and continuing through the fiscal quarter ended September 30, 2015. Please disclose the repayment terms of the underlying promissory note, the amounts that you expect to pay during fiscal year 2016, and the conditions under which Mr. Jin may call upon that loan after giving a 13 months’ notice

Response: In response to the comment, please see inserted text with respect to loan payments on pages 42 and 44 of the Amendment.

1.4 Going Concern Basis, page F-10

3. We note your response to comment 10 and the Letter of Support from Mr. Xin Jin in Exhibit 10.3. As he made reference to the “loan of A$217,343.04 as at 30 June 2015 to Sanyi Group Pty Ltd,” please also include the related promissory note as an exhibit.

Response: In response to the comment, please note that the parties have not entered into a promissory note with respect to the loans. Please see inserted text on pages 41 and 44 of the Amendment.

Condensed Consolidated Unaudited Financial statements … page F-22.

4. Please update your financial statements through the quarter ended December 31, 2015.

Response: Please see updated financial statements for the period ended December 31, 2015 contained in the Amendment.

Exhibit 5.1

5. Please have counsel file a revised legality opinion in which counsel references that the securities being registered are for resale by selling stockholders.

Response: Please see the revised Opinion of Counsel attached as Exhibit 5.1 of the Amendment.

Arem Pacific Corporation

Securities and Exchange Commission

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano

Daniel H. Luciano